January 7, 2014

Chad Eskildsen

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AMM Funds, File Nos. 333-135714 and 811-21927

Dear Mr. Eskildsen:

On December 6, 2013, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2013 (the "Annual Report"), for the Fallen Angels Value Fund and the Fallen Angels Income Fund (the “Funds”), each a series of the AMM Funds (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.  Please explain why an amended N-CSR was filed for the Funds on November 15, 2013.

Response.  Registrant was informed post-filing that the auditor had not dated the opinion letter originally provided for the N-CSR filing in September.  The auditor provided a corrected version in November, and an N-CSRA was filed.  There are no other differences between the initial and amended filings.

2.

Comment.  In the Management Discussion of Fund Performance, insufficient detail regarding the relevant market conditions, strategies, and techniques impacting the Funds’ performance was provided.  Please review Item 27(b)(7)(ii).  In future Annual Reports please provide additional detail regarding relevant market conditions, strategies, and techniques impacting each Fund’s performance.

Response.  Registrant confirms that in future Annual Report it will provide additional detail regarding the relevant market conditions, strategies, and techniques impacting the Funds’ performance as required by Item 27(b)(7)(ii).

3.

Comment.  The Fallen Angels Value Fund appears to have invested significant portfolio assets in information technology (“IT”) over recent quarters.  Why is IT investment not discussed in the Principal Investment Risk and Principal Investment Strategies sections of the Fund’s prospectus?

Response.

As disclosed in the Fund’s prospectus, the Fund seeks to achieve its investment objective by investing in equity securities of companies that the adviser believes are undervalued at current market prices (“fallen angels”).  Because of the Fund’s broad investment mandate, it may have increased exposure to broad sectors of the markets from time to time.  In recent quarters the Fund’s adviser has identified a larger than average number of IT equity securities that fit the Fund’s “fallen angel” mandate.  However, in the most recent fiscal quarter ended October 31, 2013, the Fund decreased its net exposure to the IT sector by approximately 4%.

Registrant does not believe that a significant investment in any particular sector poses any particular risk to shareholder because the composition of companies within a sector is very diverse.  Registrant notes that unlike an industry concentration, the companies that comprise a sector have no commonality of risk.  Accordingly, due to the evolving nature of the Fund’s portfolio composition, Registrant does not believe that any industry or sector specific disclosure would be beneficial to shareholders, and may mislead or confuse shareholders as to the strategies of the Fund.

4.

Comment.

The Funds’ Ticker Symbols are not included with the Series/Class Identifiers on EDGAR.  Please update the Funds’ information on EDGAR to include the Ticker Symbols.

Response.  Registrant has updated EDGAR to include each Fund’s Ticker Symbol.

5.

Comment.

Form 40-17G, filing a copy of Registrant’s fidelity bond, was filed November 7, 2011.  Please file the most current fidelity bond, and any fidelity bonds that may not have been filed since the November 7, 2011 filing.

Response.

Registrant filed, on Form 40-17G, its fidelity bond for the 2012-2013 and 2013-2014 periods on December 11, 2013.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP